Exhibit 11.2

BLUE GOLD LIMITED

INSIDER TRADING POLICY

Adopted: July 3, 2025,

as amended through November 17, 2025

This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in securities of Blue Gold Limited (together with its subsidiaries, the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business or otherwise interacts. The Company’s board of directors (the “Board”) has adopted this Policy to promote compliance with U.S. securities laws that prohibit certain persons who possess or have knowledge of material non-public information about the Company from: (i) trading in securities of the Company or companies with which the Company does business or otherwise interacts; or (ii) providing material non-public information about the Company or such other companies to other persons who may trade on the basis of that information.

PURPOSE

One of the principal purposes of the U.S. federal and state securities laws is to prohibit “insider trading.” Generally, insider trading occurs when a person possesses or has knowledge of material non-public information about the Company through that person’s involvement with the Company purchases, sells, transfers (regardless of whether for any value) or otherwise trades (a) the Company’s securities or (b) the securities of other companies, such as the Company’s customers, suppliers, competitors or companies with which the Company does business or is evaluating or negotiating a business relationship or major transaction, if the person obtained material non-public information about such other company in the course of his or her employment with the Company or any of its affiliates or in the course of providing services to the Company. A person may not convey material non-public information about the Company or another company to others. A person also may not suggest that anyone purchase or sell any securities of a company securities while aware of material non-public information about that company. These practices are often referred to as “tipping.” The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person if the information involved is “material” and “non-public.” The meaning of these terms is described in “Definitions” below.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct.

APPLICATION

This Policy applies to all Covered Persons (as defined below). This Policy applies to any and all transactions in Company Securities and the securities of any another company at any time when a Covered Person, becomes aware of material non-public information about such company or material non-public information that could affect the price or value of that company’s securities.

DEFINITIONS

In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy shall have the following meanings:

“Company Securities” means shares of common stock of the Company, shares of preferred stock (which may from time to time be issued by the company), options to purchase shares of common stock or preferred stock, restricted stock awards and derivative securities, regardless of whether issued by the Company such as exchange-traded put or call options or swaps relating to securities issued by the Company.

“Compliance Officer” means the Chief Executive Officer or such other person as the Board shall designate from time to time. The duties of the Compliance Officer under this Policy include, but are not limited to, the following:

●	assisting with implementation, interpretation and enforcement of this Policy;

●	overseeing and administering, or appointing appropriate designee(s) to oversee and administer (in whole or in part) this Policy;

●	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up to date with applicable laws;

●	pre-approving all trading in securities and the adoption of Rule 10b5-1 plans and “non-Rule 10b5-1 trading arrangements” (collectively, the “Trading Plans”) by directors and officers in accordance with the procedures set forth in this Policy (see “Company Disclosures Regarding and Pre-Clearance of Trading Plans” below) of this Policy; and

“Controlled Entities” means any entity that a Covered Person influences or controls, including any corporations, partnerships, or trusts. Transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the Covered Person’s own account.

“Covered Persons” means Restricted Persons and Immediate Family Members of Restricted Persons.

“Immediate Family Members” means a Restricted Person’s family members who reside with the Covered Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in the Restricted Person’s household, and any family members who do not live in the Restricted Person’s household but whose transactions in Company Securities are directed by the Restricted Person or are subject to the Restricted Person’s influence or control, such as when the Restricted Person is a trustee or holds a power of attorney for parents or children or when any of those persons consult with the Covered Person before they trade in Company Securities. Restricted Persons are responsible for the securities transactions of their Immediate Family Members and therefore should make them aware of the need to confer with the Restricted Person before the Immediate Family Member trades in Company Securities.

“Material”. Insider trading restrictions apply when information of which a Covered Person is aware is both “material” and “non-public.” Information generally is regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect a security’s market price (positively or negatively), or if a “reasonable investor” would consider the information important in making a decision to buy, sell or hold securities. Materiality, however, involves a relatively low threshold and there is no bright line standard for assessing materiality. Instead, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

It is not possible to list every conceivable situation in which information would be considered “material”; however, the following items are examples of information that likely would be regarded as material:

●	significant changes in a company’s prospects;

●	significant write-downs in assets or increases in reserves for potential liabilities;

●	developments regarding significant litigation or government investigations;

●	significant loan credit quality or liquidity problems;

●	changes in earnings estimates or unusual gains or losses in major operations;

●	major changes in a company’s management or the board of directors;

●	changes in dividends or dividend policy, the declaration of a stock split or dividend, or an offering of additional securities;

●	extraordinary borrowings;

●	major changes in accounting methods or policies;

●	award or loss of a significant contract, customer or vendor;

●	a significant cybersecurity incident, such as a data breach or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

●	changes in debt ratings; and

●	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements or purchases or sales of substantial assets.

A Covered Person who is unsure whether information is material should either: (i) consult the Compliance Officer or (ii) assume that the information is material and comply with the prohibitions on trading in securities set forth in this Policy.

“Non-public”. As stated above, insider trading restrictions apply when a Covered Person is aware of information that is both “material” and “non-public.” The fact that information has been disclosed to a few members of the public, however, does not make it “public” for insider trading purposes. Information generally is considered to be disclosed to the public only if the information has been widely disseminated, such as through the issuance of a press release distributed through a newswire service or making a filing with the SEC. By contrast, information would likely not be considered “public” or widely disseminated if it is available only on the Company’s website or available only to the Company’s employees or if it is available only to a select group of analysts, brokers or investors.

Additionally, information about the Company should not be considered fully absorbed by the financial markets until enough time has elapsed to permit the market to absorb and evaluate the information.

“Restricted Persons” means (i) all officers, employees and members of the board of directors of the Company; (ii) any other person who has access to material non-public information regarding the Company and is subject to the Company’s supervision and control, which may include consultants, advisors, temporary employees and such other persons designated from time to time by the Compliance Officer.

“SEC” means the U.S. Securities and Exchange Commission.

As with questions of materiality, a Covered Person who is unsure whether information is considered public should either: (i) consult with the Compliance Officer or (ii) assume that the information is non-public, treat it as confidential and comply with the prohibitions trading in securities set forth in this Policy.

GENERAL POLICY: NO TRANSACTING IN COMPANY SECURITIES WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION

A Covered Person who is aware of material non-public information relating to the Company or Company Securities may not, directly or indirectly:

●	engage in transactions in Company Securities except (i) as specified under the headings “Transactions Under Company Plans” and, when applicable, (ii) transactions that are executed pursuant to Trading Plans pre-approved in accordance with the procedures set forth in this Policy (see “Company Disclosures Regarding and Pre-Clearance of Trading Plans” below)

●	recommend that any person or entity purchase or sell any Company Securities; or

●	disclose that information about the Company or another company to (or “tip”) others. Covered Persons should treat all information concerning the Company as confidential and proprietary to the Company.

In addition, a Covered Person who, in the course of such person’s employment with, or service to, the Company, comes into possession or otherwise learns of material non-public information about another company (whether or not publicly traded) with which the Company does business (such as the Company’s customers, suppliers, or competitors or companies with which the Company may be negotiating major transactions, such as an acquisition, investment or sale), may not purchase or sell any securities of that company until the information becomes public or is no longer material.

EVENT-SPECIFIC TRADING RESTRICTION PERIODS

From time to time, an event may occur that involves material non-public information (such as a significant event or transaction). In that situation, the Compliance Officer may notify particular individuals who have knowledge of the event that they may not trade in securities of the Company for so long as the event or information about the event remains material and non-public. During such time, that person so designated also may be subject to certain of the restrictions set forth in this Policy. The existence of an event-specific trading restriction period will not be announced to the Company as a whole and its existence should not be communicated to any other person. Furthermore, even if a person is not designated by the Compliance Officer as someone who may not trade due to an event-specific restriction, a Covered Person nevertheless may not trade in Company Securities while aware of material non-public information.

TRANSACTIONS UNDER COMPANY PLANS

This Policy does not apply to and does not prohibit any of the following:

(a) Stock Option Exercises. Exercising employee stock options granted under any of the Company’s plans for cash or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option or deliver previously acquired Company stock to satisfy tax withholding requirements. However, the market sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this Policy.

(b) Restricted Stock Awards. Vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to vesting or surrender previously acquired shares of the Company’s common stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to any market sale of restricted stock after it vests or is acquired.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of relevant material non-public information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.

VIOLATIONS OF INSIDER TRADING LAWS.

(a) Legal Penalties. The purchase or sale of securities while a person possesses or has knowledge of material non-public information and the disclosure of material non-public information to others who then trade in Company Securities is prohibited by federal and state securities laws. Violators may subject to both civil and criminal liabilities. Insider trading violations are pursued vigorously by the SEC, U.S. Department of Justice and state enforcement authorities. Punishment for insider trading violations can be severe. Violators can be sentenced to substantial jail terms and be required to pay criminal penalties equal to several times the amount of profit gained (or the losses avoided) by the transaction. Persons who tip others as to material non-public information may also be liable for transactions by the tippees based upon such information. Tippers can be subject to the same penalties and sanctions as tippees, and the SEC has imposed large penalties even when the tipper did not profit monetarily from the transaction.

(b) Disciplinary Action and Termination. In addition to legal penalties, Covered Persons who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause.

AVAILABILITY

This Policy as in effect from time to time will be available on the Company’s website.

INQUIRIES

Insider trading laws are complicated and the foregoing is only a summary of certain requirements and prohibitions. Any Covered Person who has questions regarding any of the provisions of this Policy, the application of insider trading laws or the application of this Policy to any proposed transaction should contact the Compliance Officer.

RULE 10b5-1 PLANS

Rule 10b5-1 under the Exchange Act provides for an affirmative defence against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets specified conditions.

Under Rule 10b5-1, if a Covered Person enters into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, or delegates discretion on these matters to an independent third party, and these arrangements are established in good faith at a time when you are not aware of material non-public information (a “Rule 10b5-1 Plan”), the Covered Person may claim a defence to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material non-public information. Once a Rule 10b5-1 Plan is adopted, a Covered Person must not exercise any influence over the dollar amount of securities to be traded, the price at which they are to be traded or the date of the trade.

All Rule 10b5-1 Plans adopted by Company directors, officers, and employees (if any) must comply with the requirements of Rule 10b5-1.

All Rule 10b5-1 Plans are required to be reviewed and approved by the Company’s Compliance Officer for compliance with Rule 10b5-1 and the Company’s policies concerning such programs prior to implementing any such Rule 10b5-1 Plan. In addition, all terminations of an existing Rule 10b5-1 Plan must be reviewed and approved by the Compliance Officer prior to effecting any such termination.

BLACKOUT PERIODS

Covered Persons are prohibited from trading in Company Securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Trading in Company Securities is prohibited during the period beginning 15 calendar days before the end of a quarter and ending after the second full business day following the date that the Company’s earnings for that quarter are publicly released.

(b) Event-Driven Blackout Periods. From time to time, Event-Specific Trading Restriction Periods may be imposed during what otherwise would be a window period. In this case, the Company may close trading due to developments (such as a significant event or transaction) that involve material non-public Information. See “Event-Specific Trading Restriction Periods” above.

(c) Exceptions. The prohibitions on trading during Quarterly Blackout Periods and Event-Driven Blackout Periods do not apply to and do not prohibit transactions identified under the heading “Transactions Under Company Plans”. The prohibitions on trading during Quarterly Blackout Periods and during Event-Driven Blackout Periods also would not apply to transactions that are executed pursuant to pre-approved Trading Plans. See “Company Disclosures Regarding and Pre-Clearance of Trading Plans” below.

PROHIBITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if Covered Persons engage in certain types of transactions. Therefore, Covered Persons may not engage in any of the following transactions:

(a) Short-Term Trading in Company Securities. Because short-term trading in Company Securities may give the appearance that a Covered Person is trading based on material, non-public information, any Company Securities purchased in the open market must be held for a minimum of six months.

(b) Short Sales. Short sales of Company Securities have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited.

(c) Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a person to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other shareholders. Therefore, this hedging transactions are prohibited.

PRE-CLEARANCE OF TRADING PLANS

Covered Persons intending to adopt, modify or terminate a Trading Plan must notify the Compliance Officer of that intention. In the case of the adoption or modification of a Trading Plan, the Trading Plan or any modification to an existing Trading Plan must be submitted to the Compliance Officer for approval at least five (5) business days before the planned effective date of the adoption or modification. Once a Trading Plan is approved and adopted, the person must not exercise any influence over the dollar amount or number of securities to be traded, the price at which they are to be traded, or the date(s) of the trade and, as indicated, must notify the Compliance Officer of any modification or termination of that Trading Plan.

PRE-CLEARANCE PROCEDURES FOR TRANSACTIONS OTHER THAN PURSUANT TO TRADING PLANS

(a) Purpose. The Company requires all Covered Persons to refrain from trading Company Securities other than pursuant to approved Trading Plans, even during a window period, until they first obtain pre-clearance for the transactions from the Compliance Officer.

(b) Pre-Clearance of Trades Required. Covered Persons may not, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company Securities at any time without first obtaining prior clearance from the Compliance Officer.

(c) Time to Request. A request for pre-clearance should be submitted to the Compliance Officer no more than five (5) business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a Covered Person seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction. The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading five (5) business days following the day on which it was granted. All trades must be executed through a broker, unless otherwise approved by the Compliance Officer and a broker confirmation of the trade must be provided to the Company. If the pre-cleared trade is not effected within the five (5) business day period, a new pre-clearance request must be submitted for the proposed transaction.

(d) Pre-Clearance Submission. A request for pre-clearance must include confirmation that the Covered Person is not in the possession of material non-public information at the time of the request and will not engage in the proposed transaction if such Covered Person comes into possession or becomes aware of material non-public information prior to the execution thereof.

(e) Exceptions. The Pre-Clearance Procedures do not apply to transactions under the heading “Transactions Under Company Plans”. The Pre-Clearance Procedures also do not apply to trades made pursuant to Trading Plans (or any modifications) that have been approved as described above in “Company Disclosures Regarding and Pre-Clearance of Trading Plans”.

SELECTIVE DISCLOSURE POLICIES

Although the Company as a “foreign private issuer”, as defined in the U.S. federal securities laws, is not subject to Regulation FD adopted by the SEC, the Company is committed to best practices relating to the avoidance of selective disclosure of material non-public information about or relating to the Company. Following this best practice is meant to reduce potential liability of the Company to holders of the Company’s securities alleging violations of the U.S. or state securities laws and to reduce the possibility of “tipping” (as discussed above under “Purpose”).

Any material non-public information meant to be disclosed will, to the extent possible, be done via the issuance of a press release. Moreover, the Company shall ensure that the public are provided with adequate notice of any earnings calls or business update calls with analysts or others so that the public may participate and that transcripts of such calls are posted on the Company’s website as soon as practicable.

Any material non-public information that the Company expects disclose at investor conferences or other business meetings or in speeches or interviews should be disclosed publicly prior to such conferences, meetings, speeches or interviews. Any material non-public information that is inadvertently selectively disclosed will promptly be made public.

Nothing in the above intended to prevent the Company from engaging in private discussions that may involve material non-public information if the Company takes appropriate action to guard against the disclosure of such information and that such persons are aware of the prohibition on trading based on material non-public information.